Filed pursuant to Rule 253(g)(2)

File No. 024-12445

OFFERING CIRCULAR DATED JANUARY 30, 2026

ACME ATRONOMATIC, INC.

111 W. Jefferson St. Suite 200

Orlando, FL 32801

(407) 720-5275

https://myradar.com

UP TO 4,841,249 SHARES OF COMMON STOCK

PLUS UP TO 968,250 BONUS SHARES (1)

The minimum investment in this offering is 133 shares of Common Stock, or $498.75, plus the 3% transaction fee discussed below

The price per share of the Common Stock has been arbitrarily determined by the company.

Investors in this offering will grant an irrevocable voting proxy to the company’s President that will limit their ability to vote their shares of Common Stock purchased in this offering until the occurrence of certain events specified in the proxy, none of which may ever occur.

SEE “SECURITIES BEING OFFERED” AT PAGE 33

	Price to Public		Underwriting discount and commissions (2)	Proceeds to issuer (3)	Proceeds to other persons
Per share (4)	$3.75		$0.113	$3.638	-
Transaction fee per share (5)	$0.113		-	-	-
Per share plus transaction fee	$3.863		-	-	-
Total Maximum with transaction fee	$18,699,324	(6)	$544,640	$18,154,684	-
Total Maximum Including Value of Bonus Shares and transaction fee	$22,330,261	(6)	$544,640	$18,154,684	-

(1)

The company is offering in aggregate, up to 5,809,499 shares of Common Stock, consisting of up to 4,841,249 shares of Common Stock, plus up to 968,250 additional shares of Common Stock eligible to be issued as bonus shares (the “Bonus Shares”) to investors based upon an investor’s investment level, whether an investor is entitled to the StartEngine Venture Club Bonus (f/k/a StartEngine OWNers Bonus), whether the investor made a non-binding indication of interest, and whether the investors is a prior investor or subscriber to the MyRadar app. We may issue up to 968,250 shares eligible to be issued as Bonus Shares for no additional consideration, assuming that 100% of investors achieve the highest level of Bonus Shares are issued.  See “Plan of Distribution” for further details.

(2)	The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as of the placement agent for this offering and its affiliate StartEngine Crowdfunding, Inc. to perform administrative and technology-related functions in connection with this offering. The company will pay a cash commission of 3% to StartEngine Primary on sales of the Common Stock, and the company will issue Common Stock to StartEngine Primary in the amount of 2% of the Common Stock sold through StartEngine Primary (excluding Bonus Shares). The company will also pay a $20,000 advance fee for reasonable accountable out of pocket expenses actually anticipated to be incurred by StartEngine Primary. Any unused portion of this fee not actually incurred by StartEngine Primary will be returned to the company. FINRA fees will be paid by the company. This does not include processing fees paid directly to StartEngine Primary by investors. See “Plan of Distribution and Selling Securityholders” for details of compensation payable to third parties in connection with the offering.

(3)	The company will not receive any proceeds from the issuance of Bonus Shares or the 3% processing fee paid directly to StartEngine Primary. In addition, the company expects that the amount of expenses of the offering that it will pay will be approximately $120,000, assuming the maximum offering amount is raised and not including commissions or state filing fees.

(4)	Does not include the effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution and Selling Securityholders.”

(5)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3% of the investment amount at the time of the investors’ subscription. This fee will be refunded in the event we do not raise any funds in this offering. See “Plan of Distribution and Selling Securityholders” for additional discussion of this processing fee.

(6)	While the company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is $22,330,261 composed of $18,154,683.75 is actual proceeds to the company from investors, $544,640,75 for the transaction fee, and the value of the Bonus Shares of $3,630,936.75. This full amount of $21,785,620.50 is the total amount the company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

Bonus Shares are available to investors based on the criteria discussed below under “Plan of Distribution.” Investors will pay full price for their securities, and if eligible, may receive Bonus Shares equal to an amount that is 3% to 20% of the number of shares purchased. Bonus Shares based on the amount of investment will be based on a single transaction and are not cumulative of multiple purchases. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving 20% Bonus Shares.

Sales of these securities commenced on approximately January 28, 2025.

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.

The company has engaged Bryn Mawr Trust as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $498.75 (133 shares), there is no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. The company will begin accepting subscriptions within two calendar days from qualification and may undertake one or more closings on a rolling basis, regardless of the amount of funds. The initial closing will occur as soon as funds clear and notice filings have been on file with state regulators for the required period of time. We expect to hold subsequent closings every 7 business days. After each closing, funds tendered by investors will be available to the company, and interests will be issued to investors.

Upon an investor’s subscription, StartEngine Primary will begin a review of the subscription to confirm status as a “qualified purchaser” under Tier 2 of Regulation A, AML/KYC compliance, and accuracy of payment information. Such reviews are typically completed within 3 business days. Upon successful completion of these reviews, investor funds will be debited from the investor’s designated payment account. No funds are received until the subscription agreement has been accepted. In the event additional information is required from the investor to complete the reviews, within 3 business days, StartEngine Primary will reach out to the subscriber for that information.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “ACME AtronOmatic” or “the company” refers to ACME AtronOmatic, Inc.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

Company Overview

ACME AtronOmatic, Inc., is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. The company’s primary product, MyRadar, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise customers.

The company has recently completed launches of its HORIS 1 and HORIS 2 satellite platforms and is preparing for additional launches  of HORIS 3 and HORIS 4 into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform. Our satellite platform, under development with NOAA, incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. We also utilize AI for image to text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

Selected Risks Associated with the Business

Offering Terms

Securities Offered	In aggregate, a maximum of 5,809,499 shares of Common Stock, consisting of 4,841,249 shares of Common Stock sold for cash, plus up to 968,250 shares to be issued as Bonus Shares.

Minimum Investment	The minimum investment in this offering is $498.75, or 133 shares of Common Stock.

Securities outstanding before the Offering as of December 31, 2024:
Common Stock	25,531,785 shares(1)

Securities outstanding after the Offering:
Common Stock	31,341,284 shares, assuming a fully subscribed offering and issuance of all Bonus Shares

Irrevocable Proxy	Investors in this offering will grant an irrevocable voting proxy to our President that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.

Use of Proceeds	The proceeds of this offering will be used for product development, personnel, and general overhead.

(1) Excludes 1,666,666 shares reserved for issuance pursuant to the company’s 2024 Equity Incentive Plan.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company has a limited operating history upon which you can evaluate its performance, and has generated limited profits. Accordingly, the company’s prospects must be considered in light of the risks that any new company encounters. ACME AtronOmatic was first organized under the laws of the State of Florida on August 18, 2009. On July 5, 2023, the company reincorporated in Delaware. The company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be able to have a corresponding increase in revenues. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The company anticipates incurring near term operating losses. It is anticipated that the company will incur near term operating losses resulting from efforts to expand and improve its MyRadar app through such actions as satellite launches. For instance, the company incurred a net loss of $5,292,058 in 2024, and a net loss of $2,082,488 for the six months ended June 30, 2025. The company’s ability to become sustainably profitable depends on success in generating customers for its app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering products desired by customers, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

To support short term cash requirements of the company, the company has utilized short term loans and forward financing arrangement, which incur high interest rates and creates repayment obligations directly from our revenues. A forward financing arrangement is one in which the company sells future accounts receivable for cash. These arrangements also involve the lender receiving a lien on the accounts receivable in order to ensure the repayment. While there is no interest on forward financing, the cash received is a discount relative to the accounts receivable granted to the lender, resulting in implied interest rates that can be greater than that of standard commercial loans. As of June 30, 2025, the company had outstanding liabilities of $949,653 related to the current portin of loans and notes payable, including forward financing arrangement which will need to be repaid out of future revenues of the company prior to putting those revenues back into the company.

If the company fails to manage future growth effectively, the company’s business could be harmed. We are undertaking an expansion of our available service offerings to customers following the launch of our satellite constellation. We believe this will contribute to growth in the operations of the company. As we grow, the company faces challenges of integrating, developing, retaining, and motivating a growing employee base. In the event of continued growth of the company’s operations, its operational resources, including information technology systems, employee base, or internal procedures may not be adequate to support its operations and deployments. Managing growth may require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in the company’s organization as it grows, our business, financial condition, and results of operations could be harmed.

The company relies on third parties maintaining digital marketplaces to distribute the MyRadar app. The MyRadar app is distributed to end consumers through digital vendors such as the Apply App Store and Google Play. In order to have the app distributed through those vendors, the company is subject to their terms of use and payment structures for in app purchases and advertising. The company cannot be assured that those digital vendors will maintain their current payment structures. If those digital vendors alter their payment structures in the future, the company’s financial results could be negatively impacted.

The company’s business projections are only projections. There can be no assurance that the company will meet its projections. There can be no assurance that the company will be able to find sufficient demand for its product, that people think it’s a better option than a competing product, or that the company will able to provide the service at a level that allows it to make a profit and still attract business.

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company faces significant market competition. The company competes with larger, established companies who currently have products on the market as well as greater market recognition. They may have much better financial means and marketing capacity than the company. They may succeed in developing and marketing competing products than those developed by the company. There can be no assurance that competitors will render the company’s product obsolete or that the products developed by the company will be preferred to any existing competitors. It should further be assumed that competition will intensify.

The company’s ability to grow depends on the successful production, launch, and operation of four satellites and related software and AI technology, which is subject to many uncertainties, some of which are beyond the company’s control. Our current primary research and development objectives focus on the development of our HORIS satellite-based earth observation platform. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected.

If the company’s satellites fail to operate as intended, it could have a material adverse effect on our business and ability to generate new customers. The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The company’s satellites employ technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of a satellite. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. We cannot provide assurances that our satellites will continue to operate successfully in low-earth orbit throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to provide information demanded by our current and potential future customers.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage for additional products. Delays or cost overruns in the development of our products may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company. The company is controlled by its founder, CEO, and sole director, Andy Green. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

Management has discretion as to use of proceeds. The company’s success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in “Use of Proceeds” is an estimate based on the company’s current business plan. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the company requires capable people to run its day-to-day operations and expand its technological capabilities. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The company relies on third parties to provide services essential to the success of its business. The company relies on third parties to provide a variety of essential business functions for it, including manufacture and launch of its satellites. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect the company’s business. As a result, your investment could be adversely impacted by the company’s reliance on third parties and their performance.

The company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or copyrights, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademarks could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company’s attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademarks because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We have pending patent approvals that might be vulnerable. One of the company’s most valuable assets is its intellectual property. The company’s intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

The company’s success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company’s product may result in the unauthorized exposure of the intellectual property of the company.

The company’s trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company’s intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company’s trademark and copyright protection without obtaining a sublicense, it is likely that the company’s value will be materially and adversely impacted. This could also impair the company’s ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

Risks Related to Securities in this Offering

There is no current market for any shares of the company’s stock. You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Common Stock in this Offering. Certain investors who purchase Common Stock in this Offering are entitled to receive additional shares of Common Stock (the “Bonus Shares”) that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, and by the status of the investor as a current stockholder, or having made an indication of interest prior to the commencement of this Offering, or as an investor eligible to receive the StartEngine Venture Club Bonus. These categories are cumulative and an investor will be eligible for any category for which they qualify. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see Plan of Distribution. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

Certain perks to be provided to investors in this Offering are contingent on the company executing its business plan associated with the launch of its HORIS satellite constellation. The company certain perks to investors based upon the value of their investment. Perks such as the SatelliteSelfieTM, name inscription, and travel to a US-based launch are contingent on the company successfully completing one or more launches of its HORIS satellite constellation, which it itself contingent on the company executing its business plan. Further, the company will not be able to accommodate the individual schedule of an investor in regards to attendance at a US-based launch, for which the schedule will be determined by the third-party launch partner of the company. In the event that the company is not able to complete its planned launches, or the investor is not able to coordinate their own schedule to attend a launch, the investor may not receive the benefits of the perks in this Offering.

Investors in the company’s Common Stock have assigned their voting rights. In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company’s President, Andy Green. This irrevocable proxy will limit investors’ ability to vote their shares of Common Stock until the events specified in the proxy, which include the company’s IPO or acquisition by another entity, which may never happen.

Investors will hold minority interests in the company. Prior to the commencement of this Regulation A offering the company has already issued 25,531,785 shares of its Common Stock as of December 31, 2024. Investors will hold minority interests in the company and will not be able to direct its operations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Risks related to forum selection and jury waivers

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part (the “Subscription Agreement”). In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders as result of the reorganization of the company into a Delaware corporation in 2023. This method gives investors a better picture of what they will pay for their investment compared to the company’s existing stockholders.

Class of Securities	Dates Issued	Issued Shares	Potential Shares		Total Issued and Potential Shares	Effective cash price per share
Common Stock	2023	24,567,018			24,567,018	$0.094
Common Stock	2024	749,026			749,026	$2.85
Common Stock	2024	387,262			387,262	$3.57

Total Common Share Equivalents		25,703,306	0	(1)	25,703,306	$0.23

Investors in this Offering
Common Stock (2)			5,809,499		5,809,499	$3.13

Total after inclusion of this offering		25,703,306	5,809,499		31,512,805	$0.76

(1) Excludes 1,666,666 shares reserved for issuance pursuant to the Company’s 2024 Equity Incentive Plan.

(2) Assumes a fully subscribed offering of 4,841,249 shares sold at $3.75 per share, and 968,250 Bonus Shares issued for no additional consideration.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering up to 5,809,499 shares of Common Stock, consisting of 4,841,249 shares of Common Stock sold for cash, plus up to 968,250 shares to be issued as Bonus Shares to investors as described in this Offering Circular. No additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities, including soliciting potential investors on a best efforts basis. As such, StartEngine Primary is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at www.startengine.com.

StartEngine Primary, LLC will comply with Lock-Up Restriction required by FINRA Rule 5110I(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), StartEngine Primary will not accept a securities commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the public offering; (b) has more than one demand registration right at the issuer’s expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the public offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the public offering(e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the public offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Investment Process

This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website. Prospective investors may subscribe for the company’s Common Stock in this offering only through the website. In order to subscribe to purchase our Common Stock, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this Offering Statement, of which this Offering Circular is part, as Exhibit 4.1 and provide information for payment for the subscription amount in accordance with the instructions provided therein.

We reserve the right to reject any investor's subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a "qualified purchaser" for purposes of Section 18(b)(4)(D)(ii) of the Securities Act, or for other factors such as, but not limited to, investors providing incorrect payment information, or the investor not satisfying AML/KYC screening criteria. Upon successful completion of the reviews, the company will accept the investor’s subscription and investor funds will be debited from the investor’s designated form of payment. No funds are received until the subscription agreement has been accepted. In the event additional information is required from the investor to complete the investor reviews, within 3 business days, StartEngine Primary will reach out to the subscriber for that information.

After each closing, funds tendered by investors will be available to the company for its use.

This Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the offering statement of which this offering circular forms a part may be used for up to three years and 180 days under certain conditions.

The company is conducting a continuous offering, in which it intends to accept investor funds until the offering is terminated. As there is no minimum, the company may, in its sole discretion, undertake one or more closings on a rolling basis, regardless of the amount of funds. As each closing involves administrative burden to the company, the company intends to use periodic closings to reduce that burden. The company intends to effect a close every 7 business days and, after each closing, funds tendered by investors will be available to the company, and securities will be issued to investors. The initial closing will occur as soon as funds clear. We expect to hold subsequent closings every 7 business days.

As noted above, the company intends to effect closings every 7 business days, but may undertake additional closings upon considering certain factors, such as the number of subscriptions received.

Commissions, Discounts, Expenses and Fees

The following table shows the maximum discounts, commissions, and fees payable to StartEngine Primary in connection with this offering by the company:

StartEngine processing fee paid by investors to StartEngine (1)	$544,651
StartEngine commission paid by the company to StartEngine (2)	$544,651
Common Stock issued to StartEngine (approximate value) (3)	$363,094
StartEngine out of pocket expenses paid by the company (4)	$20,000

(1)	Investors will be required to pay directly to StartEngine Primary a processing fee equal to 3% of the investment amount at the time of the investors’ subscription. This fee will be refunded in the event the company does not close on any investments within three years from this offering being qualified by the Commission or the date at which the offering is earlier terminated by the company in its sole discretion.

(2)	StartEngine Primary will receive commissions paid by the company of 3% of the offering proceeds.

(3)	StartEngine Primary will be issued shares of Common Stock equal to 2% of the gross proceeds raised in this offering (excluding Bonus Shares), rounded to the nearest whole share. Assuming the company raises the maximum amount in this offering, StartEngine Primary would receive 96,825 shares of Common Stock valued at $363,094. This amount does not include 26,054 shares of Common Stock that has been received by StartEngine Primary and its affiliates and up to 767 shares that will be received by StartEngine Primary as compensation in connection with the Company’s prior Regulation Crowdfunding offerings, in which shares of the Company's Common Stock were sold at $3.00 and $3.75 per share, representing a value of $43,317 and $46,432.50, respectively.

(4)	The company will also pay $20,000 to StartEngine Primary for out of pocket accountable expenses paid prior to commencing. This fee will be used for the purpose of coordinating filings with regulators and conducting a compliance review of the company’s offering. Any portion of this amount not expended and accounted for will be returned to the company.

Investment Limits

Pursuant to Rule 251(d)(2)(i)(C), investors that are not accredited investors, within the meaning of Rule 501 of Regulation D under the Securities Act, are restricted from investing an amount that exceeds 10% of the greater of the investor’s annual income or net worth. The value of the investment includes both the purchase price of the securities and the 3% fee payable to StartEngine Primary. Investors will be required to provide a representation that their investment is within this limit when executing the Subscription Agreement for this Offering, which is included as Exhibit 4.1.

Bonus Shares and Perks

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional shares of Common Stock equal to an amount that is 3% to 20% of the number of shares purchased for no additional consideration paid (“Bonus Shares”). Investors who purchase shares of Common Stock are eligible to receive Bonus Shares based on the amount of their investment, their status as a current stockholder, if they made an indication of interest prior to the commencement of this Offering, or are eligible to receive the StartEngine Venture Club Bonus. Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Shares. Those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving the maximum amount of 20% Bonus Shares.

Bonus Shares based on the amount of investment will be based on a single transaction and are not cumulative of multiple purchases. If an investor who is a member of our Venture Club or reserved shares during our Test the Waters period also qualifies for Bonus Shares based on the amount they invest, then the Bonus Shares are stackable; however, the maximum amount of Bonus Shares that an investor can receive in this offering is 20%. To illustrate the issuance of Bonus Shares, if you are eligible for a 10% bonus from membership in the StartEngine Venture Club and buy 100 shares of Common Stock at $3.75 per share, you will receive 100 shares of Common Stock at that purchase price of $375 plus will be issued an additional 10 shares for no additional consideration. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

Loyalty Bonus | 5% Bonus Shares

Prior investors in ACME AtronOmatic or MyRadar Subscribers are eligible for 5% Bonus Shares (limited to 5% even for investors who are both prior investors and MyRadar Subscribers).

Volume-Based Perks

Perks based on investment value, including company branded merchandise and experiences, are set out below:

Tier	Investment Value	Bonus Shares	Company Perk	Approximate Cash Value of Company Perk(1)(2)
Tier 1	$1,000+	-	MyRadar T-shirt & complimentary MyRadar app subscription	• MyRadar App Subscription - $29/year; • t-shirt – nominal value.
Tier 2	$5,000+	3%	All Tier 1 Company Perks, plus a MyRadar hat and mug	• MyRadar App Subscription - $29/year; • t-shirt, hat and mug – nominal value.
Tier 3	$10,000+	5%	All Tier 1 and 2 Company Perks, plus receive Zoom call with the company’s founder and executive team along with a MyRadar umbrella	• MyRadar App Subscription - $29/year; • t-shirt, hat, mug, and umbrella– nominal value.
Tier 4	$15,000+	5%	All Tier 1, 2 and 3 Company Perks, plus receive a SatelliteSelfie™, a picture over your house from the first operational satellite (your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), along with a MyRadar rain jacket	• MyRadar App Subscription - $29/year; • t-shirt, hat, mug, umbrella, and rain jacket – nominal value; • SatelliteSelfie™ - $1,000.
Tier 5	$20,000+	5%	All Tier 1, 2, 3 and 4 Company Perks, plus receive personalized video weather forecasts for your location done by our meteorologist	• MyRadar App Subscription - $29/year; • t-shirt, hat, mug, umbrella, and rain jacket – nominal value; • SatelliteSelfie™ - $1,000; • Personalized weather forecast - $150.
Tier 6	$30,000+	5%	All Tier 1, 2, 3, 4 and 5 Company Perks, plus receive your name inscribed on the satellite

• MyRadar App Subscription - $29/year;

• t-shirt, hat, mug, umbrella, and rain jacket – nominal value;

• SatelliteSelfie™ - $1,000;

• Personalized weather forecast - $150;

• Satellite inscription – priceless.

Tier 7	$50,000+	5%	All Tier 1, 2, 3, 4, 5 and 6 Company Perks, plus receive dinner with the founder and executive team, including domestic airfare and hotel to Orlando

• MyRadar App Subscription - $29/year;

• t-shirt, hat, mug, umbrella, and rain jacket – nominal value;

• SatelliteSelfie™ - $1,000;

• Personalized weather forecast - $150;

• Satellite inscription – priceless;

• dinner, airfare, and hotel - $1,000.

Tier 8	$75,000+	5%	All Tier 1, 2, 3, 4, 5, 6 and 7 Company Perks, plus receive an invitation to watch a US-based launch with the founders, includes first class (domestic) airfare and hotel

• MyRadar App Subscription - $29/year;

• t-shirt, hat, mug, umbrella, and rain jacket – nominal value;

• SatelliteSelfie™ - $1,000;

• Personalized weather forecast - $150;

• Satellite inscription – priceless;

• dinner, airfare, and hotel - $2,000.

Tier 9	$100,000+	5%	All Tier 1, 2, 3, 4, 5, 6, 7 and 8 Company Perks, plus have a satellite named after you (limited to 150, since there are only 150 planned satellites)

• MyRadar App Subscription - $29/year;

• t-shirt, hat, mug, umbrella, and rain jacket – nominal value;

• SatelliteSelfie™ - $1,000;

• Personalized weather forecast - $150;

• Satellite inscription – priceless;

• Satellite naming - priceless;

• dinner, airfare, and hotel - $2,000.

(1) While the company has identified an approximate cash value for the SatelliteSelfie™ ad personalized weather forecasts, it is not currently offering those services for sale, and no market value is established.

(2) The satellite inscription and satellite naming have no tangible value, and are not products that would be sold by the company.

Please note, multiple investments in the Offering cannot be combined to qualify for a larger volume-based perk. Perks will be issued to, or associated with in regards to the MyRadar app subscription, to the named investor at the address and email provided during the investor’s subscription, and are non-transferable. Perks associated with any satellite launch are contingent on the company completing launches of its HORIS satellite constellation. In the event such launch does not occur, the investor will not realize the benefit of those perks. See “Risk Factors — Certain perks to be provided to investors in this Offering are contingent on the company executing its business plan associated with the launch of its HORIS satellite constellation.”

We are of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are a “thank you” to investors that help us achieve our mission, with the value provided being a best estimate by the company. However, it is recommended that investors consult with a tax professional to fully understand any tax implications of receiving any perks before investing.

The 10% StartEngine Venture Club Bonus

ACME AtronOmatic will offer 10% additional Bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club Bonus.

This means eligible StartEngine Venture Club participants will receive a 10% bonus for any shares they purchase in this offering. This 10% Bonus is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The StartEngine Venture Club (previously known as the Owner’s Bonus) is available to all customers of StartEngine. Membership in the StartEngine Venture Club costs $275 per year. Memberships can be purchased during the subscription process for investing in an offering, or on a standalone basis.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus, resulting in a maximum potential of 20% Bonus Shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT PURCHASE PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the subscription agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement that investors will execute in connection with the offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the agreement, other than claims arising under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

USE OF PROCEEDS TO ISSUER

The table below sets forth our estimated use of proceeds from the common shares being offered in this offering circular.

Because the offering is a “best efforts” offering with no minimum except for the individual investor minimum, we may close the offering without sufficient funds for all the intended purposes set out below. As of the date of this offering circular, proceeds have been used towards work associated with the development of the HORIS satellite system and marketing.

During the course of the offering, the company may issue Bonus Shares as described under “Plan of Distribution.” The issuance of Bonus Shares does not affect the potential proceeds that may be received by the company.

	$5 Million Raise	$10 Million Raise	$15 Million Raise	$18.15 Million Raise
Offering Proceeds
Gross Proceeds	$5,000,000	$10,000,000	$15,000,000	$18,154,684
Offering Expenses (1)	$270,000	$420,000	$570,000	$664,641,000
Investor Fee (2)	$150,000	$300,000	$450,000	$544,641

Total Proceeds Available for Use	$4,730,000	$9,580,000	$14,430,000	$17,490,043

Estimated Expenses
Research & Development	$520,350	$1,040,625	$1,560,950	$1,889,222
General & Administrative	$2,923,925	$5,878,930	$8,834,675	$10,702,232
Sales & Marketing	$1,040,625	$2,081,620	$3,121,875	$3,778,443

Total Expenditures	$4,484,900	$9,001,175	$13,517,500	$16,369,897

Working Capital Reserves	$245,100	$578,825	$912,500	$1,120,146

(1)	Includes fixed fees of $120,000 to cover legal, accounting, and Edgarization expenses of the offering in addition to any commissions owed.
(2)	The Investor Fee equal to 3% of the amount invested by an investor, is collected from investors but does not reduce the proceeds available for use.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

THE COMPANY’S BUSINESS

Overview

We founded the company in 2009 in order to develop software that better anticipates weather and environmental threats. The company was originally founded as ACME AtronOmatic, LLC, a Florida limited liability company. In 2023, we reorganized as a Delaware corporation. ACME AtronOmatic is known for its innovative and user-friendly MyRadar app, available for iOS, Android, Windows, and Xbox. The app features cutting-edge data visualizations and alerting platform that cater to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business consumers. The app acts as a distribution platform for all the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

We believe we are positioned to serve a currently-underserved segment within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations.

Principal Products and Services

As noted above, the company’s principal product is its MyRadar app. Weather and climate disasters are on the rise. The United States suffered 28 separate billion-dollar disasters in 2023 alone. Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all this information to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. The company is continuing to expand on those features and services, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users — from basic day-to-day storm awareness, to rain alerts, and information about heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We have released RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. The company is integrating this feature with our CarPlay, Android Auto, and Android Automotive apps, but we are also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.

The company is also developing new features for MyRadar utilizing the latest breakthroughs in AI, such as natural language models, augmented reality, and virtual reality. Additionally, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

AI Capabilities

Our existing technology utilizes artificial intelligence as part of its rain prediction algorithms to more accurately predict rain for our nowcast product. This is unique to the company and is protected by patent 11,561,326. When used, the technology allows for correction of the biases of an advection-based nowcast and allows for growth and decay.

In furtherance to the technologies being developed and deployed, a significant investment in research and development of AI models and algorithms are being engineered and created to enhance the information delivered to the MyRadar app.

The company’s HORIS satellite platform, under development with support from the National Oceanic and Atmospheric Administration (NOAA), incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. The company also utilizes AI for image to text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

In addition to the satellite constellation, advanced AI and machine learning technologies are being developed across multiple facets of our proprietary weather forecasting and satellite data processing technologies.

As part of the company’s work with the US Navy, we are using convolutional neural networks for bias correction in short-term weather forecasts and for data fusion, combining observational and model data into cohesive forecast products. This integration enhances the reliability and accuracy of our forecasts. In addition, we apply machine learning techniques such as lasso regression and random forests for multi-class classification of road conditions and regression analysis for road temperature forecasts. These technologies are critical for real-time, accurate assessments of road conditions like those provided today by the MyRadar app.

Product Statistics as of December 31, 2025

Active Users: over 15 million annually

Paid Subscribers: over 340,000

Revenue Generation

MyRadar has both a paid subscription and a free version of the app, which provide for the company’s main sources of revenue through subscription fees and advertising, respectively. The company has seen steady growth in free and paid users since its inception.

We believe that with the planned rollout of additional services related to our satellite constellation, we will be able to enhance the core data products in the MyRadar app - thereby increasing accuracy – and creating an additional product line of high-value remote sensing data and services, potentially allowing us to provide unique and proprietary services to enterprise customers, government institutions and defense agencies.

Data Sales

In addition to subscription and advertising revenues for the MyRadar app, the company generates a portion of its revenue from sales of anonymized and aggregated user data to a variety of customers. The data sales agreements associated with these sources of revenue are not-exclusive and do not create any obligations on the company outside of its ordinary course of business.

Recent Developments

On June 23rd, HORIS 1 and 2 were launched into orbit on the SpaceX Transporter-14 mission onboard the company’s Falcon 9 rocket in conjunction with our launch partner, Exolaunch. This first launch validated a number of systems for use in the production constellation, including the flight software, telemetry, tracking and command (TT&C) radios, and a number of other onboard systems and sensors. From these results, we determined that the systems associated with the orientation and stability of the stattelite requires improved design, which is being refined as part of the design and development of HORIS 3 and 4. We also successfully completed a Phase I STTR contract for AFWERX and demonstrated the ability to detect plasmas like those resulting from hypersonic missiles. This technology will be integrated into MyRadar’s satellite constellation for orbital detection, and has civilian use cases for monitoring hazard phenomena and emissions from the Earth’s surface impacting climate change.

In 2023 we have successfully completed our Phase I SBIR grant with NOAA to build and test an engineering prototype of our HORIS constellation satellite. HORIS stands for “Hyperspectral Orbital Remote Imaging Spectrometer. Each satellite is a 10 centimeter cube, and is equipped with a high-resolution visible light camera, near-infrared hyperspectral camera, and a thermal imager. HORIS is intended to speed the detection of wildfires, allowing for improved mitigation efforts as part of NOAA’s Orbital Wildfire Resilience (OWR) project. We were awarded a Phase 2 SBIR grant with NOAA in 2023 for OWR. We were also chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others. This will complement our Apple CarPlay and Android Auto apps, as a native experience that runs right in the car without a phone.

Additionally, we were selected for a Phase I STTR contract with the Navy to apply our patented nowcasting technology to cloud cover prediction. This project has since advanced into the Phase I Option period and has been selected for funding for a Phase II contract. This project has been awarded and work has begun. Once complete, in addition to selling this data service to the Navy, it will help us offer unique products not found with other weather providers – better cloud prediction for aviation, done use, solar power optimization, skygazing, agriculture, and other applications. We were also selected for and are entered into a contract for an additional Phase I SBOR contract by AFWERX for hypersonics data compression and research, which has been completed.

Following these awards, we have been selected for additional Phase I grants with the Navy, Air Force, and NASA. Most recently, we were selected for funding on a Phase I DTRA project.

Outside of government grants and programs, MyRadar has entered into a contract with a major insurance carrier to provide AI-enhanced weather hazard warnings. The contract had an initial service term through November 14, 2025 and has since been extended for two years . We have also explored relationships with companies operating entertainment and amusement parks due to their need for accurate weather information associated with customer safety.

Market

The Software as a Service (SaaS) sector, valued at $237 billion in 2022, is anticipated to reach $908 billion by 2030. Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. As a top 5 weather app in the Weather category on the iOS app store, we’ve built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

Competition

In the consumer market, our competitors include the traditional weather information service providers like The Weather Channel, Accuweather, and others. We believe our patented technology and alerting capabilities allow us to offer higher accuracy and reduced latency on weather alerts and other services.

Intellectual Property

The company’s intellectual property is a key differentiator from competitors in its market. The following table sets out the patents and applications received and filed by the company:

JURIS	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT DATE
US	System and Method for Generating Accurate Hyperlocal Nowcasts	Patented	16 /414,898	May 17, 2019	11,561,326	January 24, 2023
US	Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands	Patented (two divisional)	16 /925,164	July 9, 2020	11,532,155 11,854,256	December 20, 2022 December 26, 2023
US	Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data	Pending	18 /066,406	December 15, 2022
US	Polarimetric Light Field Imaging System for Standoff Characterization	Pending	63 /472,639	June 13, 2023
US	Method and Device for Onboard AI Analysis of Hyperspectal Datacubes for Low Bandwidth Alerting and Interactive Communication	Pending

Employees

The company currently utilizes a team of 48 people, with 42  employed full time, and six engaged as contractors.

Litigation

The company is not involved in any current or pending litigation matters.

THE COMPANY’S PROPERTY

The company does not own any significant real property. The company leases 7,646 square feet of office space at 111 West Jefferson Street, Orlando, Florida, which serves as its headquarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2024 and December 31, 2023 should be read in conjunction with our financial statements and the related notes included in this Offering Circular.

The following discussion of our financial condition and results of operations for the period ended June 30, 2025 (“Interim 2025”) and June 30, 2024 (“Interim 2024”) are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Results of Operations

Fiscal Year Ended December 31, 2024 Compared with the Year Ended December 31, 2023

Net Revenues

For the year ended December 31, 2024, the company generated net revenues of $10,292,290 compared to net revenues of $8,954,131 for the year ended December 31, 2023. This represents a year-over-year increase of $1,338,159, or approximately 15%. Net revenues consist of the gross revenues received from MyRadar app subscriptions or in-app purchases on the MyRadar app, as well as revenues from government contracts, and data sales, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies, which is why the company presents the advertising revenue on a net revenue basis.

For the 2024 fiscal year, the company’s net revenue composition was as follows:

Net Revenue Source	Amount
Advertising revenue	$2,892,397
Subscription revenue	$5,459,386
Data sales	$1,297,548
Federal contracts	$493,272

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue that is not reduced by amounts owed to digital vendors. Retention on monthly subscriptions averages 95% month over month for the 12 month period ending December 31, 2024, and on annual subscriptions it averages 70% year over year for the 12 month period ending December 31, 2024.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the 2024 fiscal year, our operating expenses increased to $15,065,989 compared to $9,992,214 in fiscal year 2023. The main driver of the increase was an increase in our salaries and wages from $3,470,562 to $8,264,953 associated with significant increases in headcount associated with supporting HORIS satellite development and federal contracts. In addition, our Research & Development expenses increased from $2,002,657 to $6,029,293 as we continued development of features associated with the MyRadar app and upcoming satellite launch.

Period Ended June 30, 2025 Compared to Period ended June 30, 2024

Net Revenues

For Interim 2025, the company generated net revenues of $5,215,334 compared to net revenues of $4,662,146 for Interim 2024. This represents a year-over-year increase of $553,188, or approximately 12%. Net revenues consist of the gross revenues received from MyRadar app subscriptions or in-app purchases on the MyRadar app, as well as revenues from government contracts, and data sales, reduced by amounts owed as a result of those revenues to the digital vendors of the MyRadar app.

While the company generates revenue through advertisements within its free MyRadar app, that advertising revenue is subject to significant reductions due to digital vendors as a result of their distribution policies, which is why the company presents the advertising revenue on a net revenue basis.

For Interim 2024, the company’s net revenue composition was as follows:

Net Revenue Source	Amount
Advertising revenue	$1,163,835
Subscription revenue	$2,812,952
Data sales	$953,102
Federal contracts	$285,445

In the past few years, the company has emphasized its subscription app, which allows for steadier, recurring revenue that is not reduced by amounts owed to digital vendors. Retention on monthly subscriptions averages 95% month over month for Interim 2025, and on annual subscriptions it averages 70% year over year for Interim 2025.

Operating Expenses

Operating expenses consist of general and administrative expenses, such as employee compensation, research and development associated with new products and improvements to existing products, and sales and marketing expenses. During the Interim 2025, our operating expenses increased slightly to $7,001,658 compared to $6,623,480 in Interim 2024. The main driver of the increase was an increase in our salaries and wages from $3,113,869 to $3,535,699 associated with increases in headcount associated with research & development and the enterprise sales and marketing team. In addition, our Research & Development expenses increased from $1,324,696 to $2,867,961 as we continued development of features associated with the MyRadar app and ongoing satellite development launch.

As a result, the company’s net loss was $2,082,488 for Interim 2025 compared with $2,129,664 for Interim 2024.

Liquidity and Capital Resources

As of December 31, 2024 Compared with December 31, 2023

Assets

The vast majority of the company’s assets are current assets rather than fixed or long-term assets. As of December 31, 2024, the company held cash and cash equivalents of $271, while recording accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $1,789,509. This is a significant increase from December 31, 2023, of accounts receivable of $837,512.

As a result, the company’s assets as of December 31, 2024 was $1,789,780 compared to $1,046,882 as of December 31, 2023.

Liabilities and Outstanding Debts

As of December 31, 2024, the company’s current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and lines of credit to smooth out the company’s cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of December 31, 2024 and December 31, 2023, the outstanding balance on this line of credit was $101,851 and $57,281, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2024 in an undocumented loan. The loan is interest-free. As of December 31, 2024, the outstanding balance on this line of credit was $53,404.  During 2024, the company borrowed an additional $200,000 from its CEO in an undocumented, interest free loan.

The company entered into a loan agreement in fiscal year 2018, allowing for a borrowing amount of $517,200 at a fixed interest rate of 7.5%. The loan is to be repaid in one hundred and twenty monthly installments of $6,730. The principal balance outstanding on loan as of December 31, 2024 and 2023 is $256,711 and $307,301, respectively. The loan will mature in 2028.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of December 31, 2024 the outstanding balance on this loan was $104,131 compared to $19,309 as of December 31, 2023.

The company entered into a loan agreement in March 2023. The facility allows borrowing up to $73,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $62,038 and $7,972 respectively.

The company entered into a loan agreement in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September, the company reorganized the loan agreement, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The principal outstanding balance on this facility as of December 31, 2024 is $205,801.

The company entered into a loan agreement in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 is $56,800.

The company entered into a loan agreement in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 is $157,165.

The company entered into a loan agreement in March 2024 to purchase a Tesla Cybertruck in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 is $83,280.

The company entered into a loan agreement in August 2024. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of December 31, 2024 was $24,000.

As a result of the foregoing, the company recorded total liabilities of $2,625,410 as of December 31, 2024 compared to $830,591 as of December 31, 2023.

Previous Offerings of Securities

During the 2023 fiscal year, the company initiated an offering under Regulation Crowdfunding for sales of its Common Stock. Between the offering launch on July 18, 2023 and its close in Q1 2024, the company raised approximately $4.98 million, and after fees, received a net distribution of $4.16 million, resulting in the issuance of 1,738,902 shares of Common Stock.

The company launched a subsequent pffering under Regulation Crowdfunding on August 14, 2024, that closed in Q1 2025. The company raised approximately $1.5 million on the issuance of 412,027 shares in that offering.

As of June 30, 2025 Compared with December 31, 2024

Assets

The vast majority of the company’s assets are current assets rather than fixed or long-term assets. As of June 30, 2025, the company held cash and cash equivalents of $32,942, while recording accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $1,425,619. This is a slight decrease from June 30, 2024, of accounts receivable of $1,825,172.

As a result, the company’s assets as of June 30, 2025 was $1,698,090 compared to $2,160,946 as of June 30, 2024.

Liabilities and Outstanding Debts

As of June 30, 2025, the company’s current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and lines of credit and forward financing to smooth out the company’s cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of June 30, 2025 and June 30, 2024, the outstanding balance on this line of credit was $17,488 and $101,851, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2024 in an undocumented loan. The loan is interest-free. As of June 30, 2025 and 2024, the outstanding balance on this line of credit was $0 and $22,257, respectively. During 2024, the company borrowed an additional $200,000 from its CEO in an undocumented, interest free loan but all these loans have been repaid.

The company entered into a loan agreement in fiscal year 2018, allowing for a borrowing amount of $517,200 at a variable interest rate adjusted to 9.75% at June 30, 2025. The loan is to be repaid in sixty instalments of $6,139 and 60 installments at a variable interest rate. At June 30, 2025 the installment amount was $6,568. The principal balance outstanding on loan as of June 30, 2025 and 2024 is $228,241 and $256,711, respectively. The loan will mature in 2028.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of June 30, 2025 the outstanding balance on this loan was $0 compared to $210,280 as of June 30, 2024.

The company entered into a loan agreement in March 2023. The facility allows borrowing up to $73,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $62,038 and $7,972 respectively.

The company entered into a loan agreement in May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September 2024, the company reorganized the loan agreement, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The outstanding balance as of June 30, 2025 and 2024 was $0 and $243,706, respectively.

The company entered into a loan agreement in September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 is $0.

The company entered into a loan agreement in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 and June 20, 2024 is $0 and 295,650, respectively.

The company entered into a loan agreement in March 2024 to purchase a Tesla Cybertruck in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 and June 30, 2024 was $75,526 and $88,640, respectively.

The company entered into a loan agreement in August 2024. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of June 30, 2025 and June 30, 2024 is $45,000 and $0, respectively.

In March 2025, the company entered into a forward financing agreement to sell $670,000 in future accounts receivable for $500,000. The imputed interest rate is 62.36% and the loan is secured through a lien on the accounts receivable of the company and a personal guarantee from the company/s CEO. Repayment terms require $12,885 in weekly payments. The balance as of June 30, 2025 and June 30, 2024 was $377,347 and $0, respectively.

In April 2024, the company entered into a forward financing agreement to sell $61,579 in future accounts receivable for $56,500. The imputed interest rate is 8.2% and the loan is secured through a lien on the accounts receivable of the company. Repayment terms require $3,065.05 in weekly payments. The company entered into several additional funding agreements with the same lender and the balance as of June 30, 2025 and June 30, 2024 was $79,935 and $39,927 respectively.

In April 2025, the company entered into a revenue purchase agreement to sell $405,000 in future accounts receivable for $300,000 with an initial underwriting and origination fees totaling $15,000. Net proceeds received were $284,950 and repayment terms require $11,250 in weekly instalments. The balance as of June 30, 2025 and June 30, 2024 was $220,262 and $0 respectively.

In May 2025, the company entered into a revenue purchase agreement for an initial advance of $192,000. The loan is to be repaid in weekly instalments of $7,611. The balance as of June 30, 2025 and June 30, 2024 was $153,111 and $0 respectively.

As a result of the foregoing, the company recorded total liabilities of $3,124,763 as of June 30, 2025 compared to $2,625,410 as of December 31, 2024.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers. Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. The first two pathfinder units in the HORIS platform were integrated into a launch system during a successful launch I nJune 2025. The operation of those two satellite pltforms have generated important information for the company that is being integrated into the development of its HORIS 3 and 4 sattelite systems. We believe the proprietary data generated from the HORIS satellite platforms will generate additional demand from government and enterprise customers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets out the company’s officers and directors as of the date of this offering circular. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers: Directors:
Andrew Green	President, Chief Executive Officer	55	2009 until present.	Full time
Sarvesh Garimella	Chief Technology Officer	34	2019 until present	Full time
Chandler Heitmann	Chief Operating Officer	30	2023 until present	Full time
Directors:
Andrew Green	Director	55	2009 until present

Andrew Green, Founder, CEO and Director

Andy Green is the founder and CEO of ACME AtronOmatic, founding the company in 2009 following years of experience in technology and information services. In 1989, Andy started one of the world’s first public-access Internet service providers, Intelecom Data Systems Inc. The service pioneered the use of modern Internet access technologies commonly used today, including Internet over Cable TV networks and Internet over DSL lines. The service was sold in 1998. In 2000, Green formed an Internet-based aviation information services company, Aviation Data Systems, which evolved into a software and services company that is today known as ACME AtronOmatic, Inc. The company’s primary product is the popular MyRadar weather and environmental information app. For his efforts in advancing weather and environmental awareness, Green was nominated Weatherperson of the Year in December 2020 by the Federal Alliance for Safe Homes, for his leadership in promising disaster safety and resilience.

Sarvesh Garimella, Chief Technology Officer

Dr. Sarvesh Garimella serves as the company’s Chief Technology Officer and works at the interface of artificial intelligence, atmospheric science, and instrument development. He oversees the research and innovation efforts for the company’s MyRadar app to create novel capabilities and products. With a background in planetary science and environmental engineering as an undergraduate at Caltech (BS ’11), his graduate career focused on clarifying the role of anthropogenic emissions of particulate matter on clouds and climate. He was awarded a masters in Atmospheric Science (SM ’14) and doctorate in Climate Physics and Chemistry at MIT (PhD ’16), where his research focused on developing the Spectrometer for Ice Nuclei and representing the microphysical underpinnings of ice cloud formation in global climate models with a machine learning approach. As part of his past affiliation with the MIT Center for Global Change Science, his studies also examined the policy implications of this research from both a climate and human health perspective.

Chandler Heitmann, Chief Operating Officer

Chandler Heitmann, currently serves as the company’s Chief Operating Officer. Chandler is a Florida native, graduated from Florida State University with a degree in Criminology. After completing her education, she returned to her hometown of Naples, FL, where she helped manage a successful political mayoral campaign. In 2016, Chandler transitioned to the sports industry by joining the Orlando Magic, where she served as a Premium Guest Service Representative & Corporate Office Guide. As of October 2018, she has been working for MyRadar and started as the Executive Assistant to the CEO, with a primary focus on managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other administrative tasks. Her dedication and capabilities led to her promotion to the position of Chief Operating Officer. In this role, she assumes the responsibility of overseeing all operational aspects of the company while maintaining a close partnership with the CEO.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2025 we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Andrew Green	CEO	$639,192	-	$639,192
Sarvesh Garimella	CTO	$422,290	-	$422,290
Nathan Ramsey	Principal Software Engineer	$194,978	-	$194,978

For the fiscal year ended December 31, 2025, our sole director did not receive any compensation for his services solely as a director of the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of June 30, 2025, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Green, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	21,700,000 shares of Common Stock	--	83.82%
Common Stock	Sarvesh Garimella, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	1,633,333 shares of Common Stock		6.3%
Common Stock	Chandler Heitmann, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801		113,464 shares of Common Stock acquirable pursuant to the company’s 2024 Equity Incentive Plan.	0. 44%
Officers and Directors as a Group		23,333,333 shares of Common Stock	113,464 shares of Common Stock	90.56%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has also borrowed funds directly from its CEO in fiscal year 2023 in an undocumented loan. The loan is interest-free, with a principal amount of $34,054. As of December 31, 2023, the outstanding balance on this line of credit was $34,054. During 2024, the company borrowed an additional $200,000 from its CEO in an undocumented, interest free loan, which was repaid. Subsequent to that loan being repaid, a new balance due by the CEO to the company was recorded in the amount of $132,595 as of December 31, 2025.

SECURITIES BEING OFFERED

The company is offering Common Stock to investors in this offering. As such, under this Offering Statement, of which this Offering Circular is part, the company is qualifying up to 4,841,249 shares of Common Stock to be sold for cash consideration, plus up to 968,250 shares of Common Stock to be issued as Bonus Shares as described in this Offering Circular. The shares of Common Stock will be subject to an irrevocable proxy whereby all voting rights will be held by the company's President, Andrew Green.

The following description summarizes important terms of the company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the company’s Certificate of Incorporation and its Bylaws, copies of which are filed as exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of the company’s capital stock, you should refer to its Certificate of Incorporation and its Bylaws, and applicable provisions of the Delaware General Corporation Law.

The company’s authorized capital stock consists of 37,000,000 shares of Common Stock, no par value per share.

As of December 31, 2024, the outstanding shares of the company included:

●	25,531,785 shares of Common Stock.

Common Stock

The company has authorized 37,000,000 shares of Common Stock. As of December 31, 2024, 25,531,785 shares of Common Stock are outstanding.

Voting Rights

Each holder of Common Stock has the right to one vote per share of Common Stock and be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The full subscription agreement appears as Exhibit 4 to the Offering Statement of which this Offering Circular forms a part.

Election of Directors

Elections of directors don’t need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

Other Rights

The Common Stock is not redeemable by any holder thereof.

Stockholder Agreement

The company’s CEO and founder, Andy Green, and the company’s CTO, Sarvesh Garimella have entered into a Stockholder Agreement. Investors in this offering will not be subject to the Stockholder Agreement. This agreement is included as Exhibit 3.1 to this Offering Statement of which this Offering Circular is part.

Irrevocable Proxy

By subscribing to this offering, investors grant an irrevocable proxy to the company’s President to (i) vote all securities held of record by the investor (including any shares of the company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of our Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of our Common Stock or the effectiveness of a registration statement under the Exchange Act covering our Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

FINANCIAL STATEMENTS

ACME AtronOmatic Inc

Consolidated Financial Statements

(Unaudited)

for the Six-Month Periods ended June 30, 2025 & 2024

Index to Financial Statements

ACME AtronOmatic, Inc.
Consolidated Balance Sheets
June 30, 2025 & 2024
UNAUDITED

	2025	2024
Assets

Current assets:
Cash & cash equivalents	$32,942	$186,018
Accounts receivable, net	1,425,619	1,825,172
Due from related party	60,463	-
Prepaids and other current assets	41,794	14,317
Total current assets	1,560,818	2,025,507

Property and equipment, net	137,272	135,439

Total assets	$1,698,090	$2,160,946

Liabilities & Stockholders’ Equity

Current liabilities:
Accounts payable	1,163,388	$335,336
Accrued expenses	541,098	203,109
Due to related party	-	22,257
Deferred revenue	234,500	133,935
Line of credit	17,488	101,851
Current portion of loans and notes payable	949,653	869,952
Total current liabilities	2,906,127	1,666,440

Long-term debt, notes payable	218,636	314,025

Total liabilities	3,124,763	1,980,465

Stockholders’ equity
Common stock	2,589	2,457
Additional paid-in-capital	7,299,787	3,388,783
Subscriptions receivable	(273,407)	-
Accumulated deficit	(8,455,642)	(3,210,759)
Total stockholders’ equity	(1,426,673)	180,481

Total liabilities and stockholders’ equity	$1,698,090	$2,160,946

See accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Operations

For the Six-Month Periods Ended June 30, 2025 & 2024

UNAUDITED

	2025	2024
Revenues, net	$5,215,334	4,662,146

Operating expenses
Salaries & wages	3,535,699	3,113,869
Research & development	2,867,961	1,324,696
Depreciation & amortization	14,537	24,298
General and administrative	583,461	2,160,617
Total Operating Expenses	7,001,658	6,623,480

Operating income (loss)	(1,786,324)	(1,961,334)

Other income (expense)
Interest expense	(296,164)	(140,587)
Total other income (expense)	(296,164)	(140,587)

Net income (loss) before provision for income taxes	(2,082,488)	(2,101,921)

Provision (benefit) for income taxes	-	(27,743)

Net income (loss)	$(2,082,488)	$(2,129,664)

See accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Six-Month Periods Ended June 30, 2025 & 2024

UNAUDITED

					Retained
					Earnings
	Common Stock		Subscription	Additional Paid	(Accumulated
	Shares	Value	Receivable	in Capital	Deficit)	Total Equity
Balance June 30, 2024	25,071,597	$2,507	$-	$3,388,733	$(3,210,759)	$180,481

Issuance of Common Stock	460,188	46	(273,407)	1,581,673		1,308,312
Stock-based compensation	-			988,189		988,189
Net loss	-	-	-	-	(3,162,394)	(3,162,394)

Balance December 31, 2024	25,531,785	$2,553	$(273,407)	$5,958,595	$(6,373,153)	$(685,412)

Issuance of Common Stock	357,661	36	-	1,341,192		1,341,228
Net Loss for the six-month period	-	-			(2,082,489)	(2,082,489)

Balance June 30, 2025	25,889,446	$2,589	$(273,407)	$7,299,787	$(8,455,642)	$(1,426,673)

See accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statement of Cash Flows

For the Six-Month Periods Ended June 30, 2025 & 2024

UNAUDITED

	2025	2024
Cash Flows from Operting Activities
Net Income (Loss)	$(2,082,488)	$(2,129,664)
Adjustments to reconcile net income (loss) to net cash
provided for (used in) operating activities
Depreciation & amortization	14,537	15,790
Changes in operating assets and liabilities
Accounts receivable, net	359,899	(987,660)
Prepaid And Other Current Assets	(37,804)	(14,317)
Accounts Payable	639,884	128,918
Accrued expenses	160,941	(38,335)
Due to related parties	(113,867)	(11,797)
Deferred revenue	(394,793)	133,935
Net cash provided (used) by operating activities	(1,453,691)	(2,903,130)

Cash Flow from Investing Activities
Purchases of property plant & equipment	-	(135,940)
Net cash provided (used) by investing activities	-	(135,940)

Cash Flow from Financing Activities
Contributions of capital	1,341,228	2,080,156
Borrowing on line of credit, net of payments	(84,362)	871,422
Borrowing on notes payable, net of payments	229,496	64,140
Net cash provided (used) by financing activities	1,486,362	3,015,718

Net decrease in cash and cash equivalents	32,671	(23,352)

Cash and equivalents, beginning of year	271	209,370

Cash and equivalents, end of year	$32,942	$186,018

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$296,164	$140,587

Other Non-Cash Investing and Financing Activities and Supplemental Disclosures
Purchase of property and equipment not yet paid for	$-	$88,640

See accompanying notes to consolidated financial statements.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

1.	NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtronOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2024, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company’s data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company’s headquarters are located in Orlando, Florida.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the “financial statement”) are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated, and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2025, and June 30, 2024, the Company’s cash and cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2025, and June 30, 2024, the Company determined an allowance for expected credit losses was $17,400 and $0, respectively.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to “Cost of revenue, service, and hardware used for resale” in our statements of operations based on the ratio of current gross sales to total projected gross sales.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)	Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile apps for aviation, weather, and consumer sectors, as well as from advertising.

Deferred Revenue

Deferred revenue represents prepaid subscriptions of the Company’s MyRadar application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six-month periods ended June 30, 2025, and June 30, 2024 amounted to $659,538, and $903,293, respectively, which is included in general and administrative expense in the accompany financial statements.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Recently Issued Adopted Accounting Pronouncements

The FASB issued ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit as of June 30, 2025 and June 30, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 30, 2025, which is the date the financial statements were issued.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

3.	Property and equipment

As of June 30, 2025, and June 30, 2024, property and equipment, net consisted of the following:

As of June 30	2025	2024
Computer Equipment	$77,750	$88,362
Furniture & Fixtures	5,298	5,298
Machinery & Equipment	34,909	6,010
Vehicles	119,385	115,975
Property and equipment Cost	237,342	215,645
Accumulated Depreciation	(100,070)	(80,206)
Property and equipment net	$137,272	$135,439

4.	DEBT

SBA Loan

The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200 to be repaid over 120 month term. The initial 60 month term called for the interest rate to be fixed at the WSJ Prime Rate (Index) plus 2.25% or 7.5% with monthly installments of $6,139. The initial 60 month term expired as of December 31, 2023. For the remaining 60 month term, the loan carries a variable interest rate based on the prevailing index each month plus 2.25%. As of June 30, 2025, the interest rate was 9.75% and the monthly installment was $6,568, including principle and interest. As of June 30, 2024, the interest rate was 10.75% and the monthly installment was $6,730, including principal and interest. The principal balance outstanding on the loan as of June 30, 2025 and 2024 was $228,241, and $256,711, respectively. The loan will mature in 2028.

Mulligan Funding

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal monthly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of June 30, 2025 and June 30, 2024 was $0, and $210,280, respectively.

Vehicle Loan

On March 28, 2024, the Company entered into a loan for the purchase of a vehicle. The original loan amount was $91,786. The loan carries a fixed interest rate of 6.49%. Loan repayment terms are $1,547 per month for 72 months beginning May 12, 2024. The principal balance outstanding on this loan as of June 30, 2025, and June 30, 2024 was $75,526 and 88,640 respectively.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

The summary of the future maturities of loans is as follows:

As of Year Ended June 30, 2024
2025	$949,653
2026	82,303
2027	90,173
2028	42,286
2029	3,874
Thereafter
Total	$1,168,289

LINES OF CREDIT

The Company entered into a Line of Credit agreement during fiscal year 2022. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of June 30, 2025, and June 30, 2024, was $17,488, and $101,851, respectively. The entire balance is classified as current.

During the fiscal year 2023, the Company entered into a Line of Credit agreement with its major shareholder and CEO. The credit facility allows borrowing up to $200,000. The interest rate is variable and based on the Wall Street Journal U.S. Prime Rate. The total outstanding balance as of June 30, 2025 and 2024, was $0 and $22,257, respectively. The entire balance is classified as current.

Forward Financing LLC

The Company entered into a loan agreement with Forward Financing in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of June 30, 2025 and 2024 is $0 and $295,650, respectively.

On March 14, 2025, the Company entered into a Forward Financing agreement to sell $670,000 in future accounts receivable for $500,000. The imputed interest rate is 62.36%. The loan is secured through a lien on the accounts receivable of the Company and a personal guarantee from the Company’s CEO. Repayment terms require $12,885 weekly payments. The balance as of June 30, 2025 and 2024 was $377,347 and $0 respectively.

Aspire Funding

On May 3, 2024, the Company entered into a forward financing agreement with Aspire Funding to sell $441,000 in future accounts receivable for $315,000. The imputed interest rate is 28,57%. The loan is secured through a lien on the accounts receivable of the Company. Repayment terms require $15,225 weekly payments. The balance as of June 30, 2025, and June 30, 2024 was $0, and $243,706 respectively.

Intuit

The Company entered into a loan agreement in August 2024 with Intuit Inc. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of June 30, 2025 and June 30, 2024, is $45,000 and $0 respectively. The entire balance is classified as current.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Fundbox

On April 23, 2024, the Company entered into a forward financing agreement with Fundbox to sell $61,579 in future accounts receivable for $56,500. The imputed interest rate is 8.2%. The loan is secured through a lien on the accounts receivable of the Company. Repayment terms require $3,065.05 weekly payments. The Company entered into several additional funding agreements over the six months ending June 30, 2025, for a total of $165,032 in financing which were secured by the accounts receivable. The balance as of June 30, 2025, and June 30, 2024 was $79,935 and $39,927 respectively.

NewCo

On April 17, 2025, the Company entered into a revenue purchase agreement with NewCo to sell $405,000 in future accounts receivable for $300,000 with an initial underwriting and origination fee totaling $15,000. The net proceeds received was $284,950 which included a $50 wire fee. The agreement states that the loan is to be paid in weekly installments of $11,250. The balance as of June 30, 2025, and June 30, 2024 was $220,262 and $0 respectively.

Funding Breeze

On May 08, 2025, the Company entered into a revenue purchase agreement with Funding Breeze for an initial advance of $192,000. The agreement states that the loan is to be paid in 35 weekly installments of $7,611. The balance as of June 30, 2025, and June 30, 2024 was $153,111 and $0 respectively.

5.	stockholders’ Equity

As of June 30, 2025, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 37,000,000 shares of Class A common stock at $0.0001 par value.

During the six months ended June 30, 2025, the Company continued the Regulation A offering of its Class A common stock. The Company issued 357,661 shares of Class A common stock at a price of $3.75 per share, providing gross proceeds of $1,341,192 in the six months ending June 30, 2025. In addition, a subscription receivable amounted to $273,407 as of June 30, 2025 from a 6% holdback of investor funds for ninety days. The Company incurred $190,947 in offering costs associated with this offering.

During the six months ended June 30, 2024, the Company’s Regulation A offering of its Class A common stock. The Company issued 504,579 shares of Class A common stock at a price of $2.52 per share (subject to various bonus provisions reducing the effective price per share), providing gross proceeds of $1,273,414 in the six months ending June 30, 2024 and shares issued related to the $806,692 amounts received in the prior year. The Company incurred $22,755 in offering costs associated with this offering.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

As of June 30, 2025 and June 30, 2024, the Company had 25,889,446 and 25,071,597, respectively, shares of Class A common stock outstanding.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

Subscription Receivable

In July 2023 Acme AtronOmatic LLC (“LLC”) owners set up a new company, Acme AtronOmatic Inc (“Parent Company”), and traded their member interests in Acme AtronOmatic LLC for 23,333,333 shares of Acme AtronOmatic Inc. Acme AtronOmatic Inc became the sole member of the LLC. The Parent Company is a holding company for all intents and purposes with the only activity being the crowdfunding and equity raises. Additional paid in capital raised by the Parent Company is transferred to LLC to cover operating expenses as the company expands operations.

6.	Share-based compensation

The Company’s share-based compensation plans provide for granting incentive stock options to employees and consultants. On February 1, 2024, the Acme AtronOmatic, Inc. granted to each full-time employee an option to purchase various shares of the Company’s stock at $3 per share which is equal to the estimated fair value of the stock on the date of grant. The employee options vest five years from the date of grant, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be five years. Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers the Dow Jones small cap food products index to be representative of the Company’s size and industry and has used the historical closing total return values of that index for the five years immediately prior to the date of grant to estimate volatility.

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2024 have a value of $3.12 per share. Total compensation cost is $988,189 for the 2024 options. Compensation cost will be recognized over the five-year service period that began at the date of grant. For the years ended December 31, 2024, the Company recognized $988,189, as compensation cost and recorded related deferred tax benefits of $207,520.

At December 31, 2024, unrecognized compensation cost related to nonvested awards totaled $4,124,469. Of this amount, $1,078,024 will be recognized in 2025 and $1,078,007 in 2026. The weighted average period over which this remaining compensation cost will be recognized is 3 years.

The assumptions used and the calculated fair value of options granted to employees and nonemployees are as follows:

Employee
2024
Expected dividend yield	-0-
Risk-free interest rate	4.23%
Expected life in years	10
Expected volatility	75%
Weighted average fair value of options granted	$3.12

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

The following is an analysis of employee options to purchase shares of the Company’s stock issued and outstanding:

	Employee	Weighted Average
	Options	Exercise Price
Total options outstanding, December 31, 2024	-	-
Granted	988,189	$3.00
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, June 30, 2025	988,189	$3.00

Granted	89,835	$3.00
Exercised	-	-
Expired/cancelled	-
Total options outstanding, June 30, 2025	1,078,024	$3.00
Options exercisable, June 30, 2025	1,078,024	$3.00

During the periods ending June 30, 2025 and 2024, no shares were exercised. In accordance with Company policy, the company has reserved shares for issuance under the plan.

At June 30, 2025 and 2024, vested, exercisable employee options were outstanding of 1,637,492 shares at an exercise price of $3.00. The weighted average fair value of these options is $3.12. These options all have a remaining term of 10 years and expire January 31, 2034.

7.	Related Party

During the fiscal year 2023, the Company entered into a Line of Credit agreement with its major shareholder and CEO. The credit facility allows borrowing up to $200,000. The interest rate is variable and based on the Wall Street Journal U.S. Prime Rate. The total outstanding balance as of June 30, 2024, was $22,257 respectively. The entire balance is classified as current. During the six months ending June 30, 2025, the company advanced its major shareholder $60,463 which is to be repaid over the next six months.

8.	COMMITMENTS AND CONTIGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For The Six-Month Periods Ended June 30, 2025 and June 30, 2024 (UNAUDITED)

9.	Subsequent events

The Company has evaluated subsequent events for the period from June 30, 2025, through September 30, 2025, which is the date the financial statements were available to be issued. Between July 1, 2025 and September 30, 2025, the Company received proceeds, pursuant to its Regulation A offering, in the amount of $963,915, net of issuance costs. There have been no other events or transactions during this time which would have a material effect on these financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
ACME AtronOmatic Inc.

Orlando, Florida

Opinion

We have audited the financial statements of ACME AtronOmatic Inc. (the “Company”), which comprise the balance sheets as of December 31, 2024, and 2023 and the related statements of operations, changes in stockholders’ equity, and cash flows (collectively, the “financial statements”) for the period ending December 31, 2024, and 2023 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023 and the result of its operations and its cash flows for the period ending December 31, 2024, and 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

May 27, 2025

Los Angeles, California

ACME AtronOmatic, Inc.

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets
Current Assets:
Cash & Cash Equivalents	$271	$209,370
Accounts Receivable, net	1,789,509	837,512
Total Current Assets	1,789,780	1,046,882

Property & equipment:
Office & computer equipment	112,658	67,406
Furniture & fixtures	5,298	5,298
Vehicles	119,385	7,000
Accumulated depreciation	(87,123)	(66,006)
Property and equipment, net	150,218	13,698

Total assets	$1,939,998	$1,060,580

Liabilities & Stockholders' Equity

Current Liabilities:
Accounts payable	$523,504	$206,418
Accrued expenses	380,159	241,444
Due to related party	53,404	34,054
Deferred revenue	629,293	-
Current portion of notes payable	680,854	57,416
Line of credit	101,851	57,281
Total current liabilities	2,369,065	596,613

Long-term debt, notes payable	256,345	233,978

Total liabilities	2,625,410	830,591

Stockholders' Equity
Common stock, $.0001 par value; 25,531,785 and 24,567,018 shares authorized, issued and outstanding at December 31, 2024 and 2023, respectively	2,553	2,457
Additional paid-in-capital	5,958,595	2,115,319
Subscriptions receivable	(273,407)	(806,692)
Accumulated deficit	(6,373,153)	(1,081,095)
Total stockholders' equity	(685,412)	229,989

Total liabilities and stockholders' equity	$1,939,998	$1,060,580

See Independent Auditors' Report and the accompanying notes to consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Income Statements

For the Years Ending December 31, 2024 and 2023

	2024	2023
Revenues, net	$10,292,290	$8,954,131

Operating Expenses
Salaries & wages	8,264,953	3,470,562
Research & development	6,029,293	2,002,657
Depreciation & amortization	24,298	13,907
General and Administrative	747,444	4,505,088
Total Operating Expenses	$15,065,989	$9,992,214

Operating income (loss)	(4,773,698)	(1,038,083)

Other income (expense)
Interest expense	(518,360)	(421,728)
Other income	-	2,197
Total other income (expense)	(518,360)	(419,531)

Net income (loss) before provision for income taxes	(5,292,058)	(1,457,614)

Provision (Benefit) for income taxes	-	-

Net income (loss)	$(5,292,058)	$(1,457,614)

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ending December 31, 2024 and 2023

						Retained
						Earnings
	Members'	Common Stock		Subscription	Additional Paid	(Accumulated
	Equity	Shares	Value	Receivable	in Capital	Deficit)	Total Equity
Balance December 31, 2022	$(801,417)	-	$-	$-	$-	$376,519	$(424,898)

Stockholders' distributions, net	(192,945)	-	-	-	-	-	(192,945)
Conversion to C Corporation	994,362	-	-	-	(994,362)	-	-
Issuance of Common Stock	-	24,567,018	2,457	(806,692)	3,109,681	-	2,305,446
Net Loss	-	-	-	-	-	(1,457,614)	(1,457,614)

Balance December 31, 2023	-	24,567,018	2,457	(806,692)	2,115,319	(1,081,095)	229,989

Issuance of common stock	-	964,767	96	533,285	2,855,087	-	3,388,468
Stock-based compensation	-	-	-	-	988,189	-	988,189
Net loss	-	-	-	-	-	(5,292,058)	(5,292,058)

Balance December 31, 2024	$-	25,531,785	$2,553	$(273,407)	$5,958,595	$(6,373,153)	$(685,412)

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic, Inc.
Consolidated Statement of Cash Flows
For the Years Ending December 31, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities
Net Income (Loss)	$(5,292,058)	$(1,457,614)
Adjustments to reconcile net income (loss) to net cash
provided for (used in) operating activities
Depreciation & amortization	24,298	13,908
Stock Based Compensation	988,189
Changes in operating assets and liabilities
Accounts receivable, net	(951,996)	(687,706)
Accounts Payable	317,088	171,217
Accrued expenses	138,712	110,301
Due to related parties	19,350	-
Deferred revenue	629,293	-
Net cash provided (used) by operating activities	(4,127,124)	(1,849,894)

Cash Flow from Investing Activities
Purchases of property plant & equipment	(157,638)	-
Net cash provided (used) by investing activities	(157,638)	-

Cash Flow from Financing Activities
Issuance of common stock	3,388,468	2,115,319
Borrowing on line of credit, net of payments	44,570	(7,032)
Borrowing on notes payable, net of payments	642,625	(299,402)
Net cash provided (used) by financing activities	4,075,663	1,808,885

Net decrease in cash and cash equivalents	(209,099)	(41,009)

Cash and equivalents, beginning of year	209,370	250,379

Cash and equivalents, end of year	$271	$209,370

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$518,360	$421,728

Other Non-Cash Investing and Financing Activities and Supplemental Disclosures

Conversion of stockholder contributions/distributions, net to additional paid-in-capital	$-	$992,709

See Independent Auditors' Report and the accompanying notes to the consolidated financial statements.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

1.	NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Delaware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtronOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2024, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company’s data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company’s headquarters are located in Orlando, Florida.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the “financial statement”) are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company’s cash and cash equivalents did not exceed FDIC insured limits by $0 and $0, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2024 and 2023, the Company determined an allowance for expected credit losses was $17,400 and zero, respectively.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2)	Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising.

Deferred Revenue

Deferred revenue represents prepaid subscriptions of the Company’s MyRadar application.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and December 31, 2023 amounted to $2,200,603 and $2,286,497, respectively, which is included in general and administrative expense in the accompany financial statements.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit as of December 31, 2024.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2024, which is the date the financial statements were issued.

3.	DEBT

The Company entered into a loan agreement with Small Business Administration (“SBA”) in fiscal year 2018. The original borrowing amount on the facility was $517,200. The loan carries a fixed interest rate of 7.5% and the loan is to be repaid in one hundred and twenty monthly installments of $6,730 including principal and interest. The principal balance outstanding on loan as of December 31, 2024 and 2023 is $256,711 and $307,301, respectively. The loan will mature in 2028.

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2024. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal weekly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. In April 2024, the Company entered into a new loan agreement when the initial loan was paid off. The new loan amount on the facility was $250,000 maturing in May 2025. The loan carries a fixed interest of $52,500 and is to be repaid in 58 payments of $5,144.55. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $104,131 and $19,309, respectively.

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The Company entered into a loan agreement with Aspire Funding (lender) in the May 2024. The original loan amount on the facility was $315,000 maturing in November 2024. The loan carries a fixed interest of $126,000 and the loan is to be repaid in 29 equal weekly installments of $15,225 which includes the principal and interest. In September, the Company reorganized the loan agreement with Aspire Funding, when the principal balance outstanding on the original loan was $127,206, for an extended facility amounting to $493,500 and the outstanding balance on the original loan was rolled into the new loan. The terms for the loan as adjusted are 30 weekly payments of $14,516. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $205,801 and $0, respectively.

The Company entered into a loan agreement with Blade Funding (lender) in the September 2024. The original loan amount on the facility was $100,000 maturing in March 2025. The loan carries a fixed interest of $49,900 and the loan is to be repaid in 28 equal weekly installments of $5,353.58 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $56,800 and $0, respectively.

The Company entered into a loan agreement with Forward Financing (lender) in June 2024. The original loan amount on the facility was $300,000 maturing in May 2025. The loan carries a fixed interest of $120,000 and the loan is to be repaid in 48 equal weekly installments of $8,750 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $157,165 and $0, respectively.

The Company entered into a loan agreement with JP Morgan Chase (lender) in March 2024 to purchase a vehicle in the amount of $91,786. The loan carries a fixed interest rate of 6.49% and the loan is to be repaid in 72 equal monthly installments of $1,547 which includes the principal and interest. The principal outstanding balance on this facility as of December 31, 2024 and 2023 is $83,280 and $0, respectively.

The Company entered into a loan agreement in August 2024 with Intuit Inc. The facility allows borrowing up to $45,000. The interest rate is 17%. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $24,000 and $0 respectively. The entire balance is classified as current.

The Company entered into a loan agreement in March 2023 with FundBox. The facility allows borrowing up to $73,000. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $62,038 and $7,972 respectively. The entire balance is classified as current.

The summary of the future maturities of loans is as follows:

As of Year Ended December 31,
2025	$680,854
2026	76,293
2027	82,075
2028	74,350
2029	17,526
Thereafter	6,103
Total	$937,201

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

Line of Credits

The Company entered into a Line of Credit agreement during fiscal year 2023. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2024, and December 31, 2023, was $101,851, and $57,281, respectively. The entire balance is classified as current.

4.	Related Party

During the year ending 2024 and 2023, the Company entered into an interest-free loan with its major stockholder and CEO in the amount of $53,404 and $34,054, respectively. The total outstanding balance as of December 31, 2024 and 2023 was $53,404 and $34,054, respectively. The entire balance is classified in currently liabilities of the accompanying financial statements.

5.	Share-based compensation

The Company’s share-based compensation plans provide for granting incentive stock options to employees and consultants.

On February 1, 2024, the Acme AtronOmatic, Inc. granted to each full-time employee an option to purchase various shares of the Company’s stock at $3 per share which is equal to the estimated fair value of the stock on the date of grant. The employee options vest five years from the date of grant, and are exercisable from then through a period of ten years from the date of grant. Management anticipates the average term of the employee options will be five years.

Management has determined that it is not possible to reasonably estimate the grant-date fair value of the options because no new stock has been issued for several years and management has been unable to identify a similar public company to be used as a benchmark. Accordingly, the Company has accounted for the options using the calculated value method. Management considers the Dow Jones small cap food products index to be representative of the Company’s size and industry and has used the historical closing total return values of that index for the five years immediately prior to the date of grant to estimate volatility.

Using the Black-Scholes-Merton option pricing model, management has determined that the options issued in 2024 have a value of $3.12 per share. Total compensation cost is $988,189 for the 2024 options. Compensation cost will be recognized over the five-year service period that began at the date of grant. For the years ended December 31, 2024, the Company recognized $988,189, as compensation cost and recorded related deferred tax benefits of $207,520.

At December 31, 2024, unrecognized compensation cost related to nonvested awards totaled $4,124,469. Of this amount, $1,078,024 will be recognized in 2025 and $1,078,007 in 2026. The weighted average period over which this remaining compensation cost will be recognized is 3 years.

The assumptions used and the calculated fair value of options granted to employees and nonemployees are as follows:

Employee
2024
Expected dividend yield	-0-
Risk-free interest rate	4.23%
Expected life in years	10
Expected volatility	75%
Weighted average fair value of options granted	$3.12

ACME AtronOmatic Inc

Notes to Consolidated Financial Statements

For Year Ended to December 31, 2024 AND December 31, 2023

The following is an analysis of employee options to purchase shares of the Company’s stock issued and outstanding:

	Employee	Weighted Average
	Options	Exercise Price
Total options outstanding, January 1, 2024	-	-
Granted	988,189	$3.00
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2024	988,189	$3.00
Granted	89,835	$3.00
Exercised	-	-
Expired/cancelled	-
Total options outstanding, December 31, 2025	1,078,024	$3.00
Options exercisable, December 31, 2025	1,078,024	$3.00

During 2024 , no shares were exercised. In accordance with Company policy, the company has reserved shares for issuance under the plan.

At December 31, 2024, vested, exercisable employee options were outstanding of 1,637,492 shares at an exercise price of $3.00. The weighted average fair value of these options is $3.12. These options all have a remaining term of 10 years and expire January 31, 2034.

6.	Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

7.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through May 27, 2025, which is the date the financial statements were available to be issued.

As of May 27, 2025 the Company received proceeds from their crowdfunding campaign in the amount of $1,109,885, net of issuance costs.

There have been no other events or transactions during this time which would have a material effect on these financial statements.